NO ACT

10
10-5-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



15008364

December 3, 2015

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 12-3-15

Todd E. Davies
Deere & Company
daviestodde@johndeere.com

Re: Deere & Company
Incoming letter dated October 5, 2015

Dear Mr. Davies:

This is in response to your letters dated October 5, 2015 and October 30, 2015 concerning the shareholder proposal submitted to Deere by the National Center for Public Policy Research. We also have received a letter from the proponent dated October 23, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Justin Danhof
The National Center for Public Policy Research
jdanhof@nationalcenter.org

December 3, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Deere & Company
Incoming letter dated October 5, 2015

The proposal requests that the board report to shareholders annually a congruency analysis between the company's corporate values and the company's and the John Deere Political Action Committee's political and electioneering contributions and policy activities.

We are unable to concur in your view that Deere may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Deere may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Deere may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that Deere may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Deere may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses primarily on Deere's general political activities. Accordingly, we do not believe that Deere may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

 JOHN DEERE

Deere & Company
Law Department
One John Deere Place, Moline, IL 61265 USA
Phone: 309-765-5161
Fax (309) 749-0085
Email: DaviesToddE@JohnDeere.com

Todd E. Davies
Corporate Secretary &
Associate General Counsel

BY EMAIL (shareholderproposals@sec.gov)

October 30, 2015

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Deere & Company – 2016 Annual Meeting
Supplement to Letter dated October 5, 2015
Relating to Shareholder Proposal of the National
Center for Public Policy Research

Ladies and Gentlemen:

We refer to our letter dated October 5, 2015 (the "No-Action Request") pursuant to which we requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with our view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the National Center for Public Policy Research (the "Proponent") may properly be omitted from the proxy materials to be distributed by Deere & Company, a Delaware corporation ("Deere"), in connection with its 2016 annual meeting of shareholders (the "2016 proxy materials").

This letter is in response to the letter to the Staff, dated October 23, 2015, submitted by the Proponent (the "Proponent's Letter"), and supplements the No-Action Request. In accordance with Rule 14a-8(j), a copy of this letter is also being sent to the Proponent.

I. The Broker Letter Fails to Satisfy the Ownership Requirements of Rule 14a-8(b)(1).

The letter from UBS Financial Services, Inc., dated September 28, 2015 (the "Broker Letter"), fails to satisfy the requirements of Rule 14a-8(b)(1) because the Broker Letter does not verify the Proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, an essential element to verifying whether the Rule 14a-8 eligibility requirements have been met.

The Proponent's Letter concedes a so-called "scrivener's error," but then asserts that if the "scrivener's error" is disregarded the Broker Letter follows the exact language recommended in Staff Legal Bulletin No. 14F (October 18, 2011). However, as explained in the No-Action Request, the Broker Letter fails to link the one-year period of continuous ownership to September 15, 2015, the submission date of the Proposal, and therefore may indicate that the one-year period corresponds to the September 28, 2015 date of the Broker Letter. Despite the Proponent's suggestion to the contrary, Deere is not obligated to discern why the Broker Letter was written in a certain way or whether the wording used by the broker should be considered purposeful and considered, on the one hand, or inadvertent and careless, on the other. Because the Broker Letter, on its face, does not state that the Proponent has owned the requisite shares continuously for at least one year prior to September 15, 2015, the Proponent has not clearly demonstrated that it has held the requisite amount of Deere stock continuously for at least one year prior to and including the date of submission.

We note the Proponent's request to the Staff to provide the Proponent with additional time to submit satisfactory ownership documents. However, Deere believes there is no basis to grant such a request, particularly where Deere timely delivered a notice of deficiency to the Proponent, which described the proof of ownership requirements and specified the date of submission of the Proposal. Accordingly, Deere believes the Proposal is excludable under Rule 14a-8(b) and Rule 14a-8(f)(1).

II. The Proposal Relates to the Company's Ordinary Business Operations.

The Proponent's Letter cites to *The Procter & Gamble Company* (Aug. 6, 2014) ("*P&G*") and *Home Depot, Inc.* (Mar. 25, 2011) in support of the notion that a request for a "congruency analysis" of the kind sought here is decidedly not related to a company's ordinary business operations. However, in contrast, *Johnson & Johnson* (Feb. 10, 2014) ("*J&J*") and *Bristol-Myers Squibb* (Jan 29, 2013) ("*BMS*"), which are described in detail in the No-Action Request, clearly illustrate that the inquiry does not end with a view as to the facial neutrality of a proposal. Rather, the inquiry is whether the specific proposal, together with its supporting statement, relates to the ordinary business of the particular company receiving the proposal.

The precedent cited in the Proponent's Letter is inapposite. In particular, as described in the No-Action Request, the *P&G* proposal's supporting statement focused on political contributions and lobbying activities that had no relation to the company's ordinary business operations or to private enterprise more generally. Not surprisingly, therefore, the Staff concluded that the proposal could not be excluded under Rule 14a-8(i)(7) because the proposal focused primarily on general political activities rather than specific political contributions or lobbying activities that related to the company's ordinary business operations.

In addition, the *Home Depot* proposal's resolution differs significantly from the resolution here in that the *Home Depot* resolution sought an annual shareholder advisory vote on the company's electioneering policies and past and anticipated electioneering activities and expenditures. Further, the *Home Depot* proposal and its supporting statement focused generally on the ability of companies to engage in the political process following the U.S. Supreme Court's decision in *Citizens United v. Federal Election Commission* and the need for policies and disclosure to "minimize risk to the firm's reputation and brand through possible future missteps in corporate electioneering," rather than on specific political contributions or lobbying activities of the company. Thus, as in *P&G*, the Staff concluded that the *Home Depot* proposal could not be excluded under Rule 14a-8(i)(7) because it focused primarily on general political activities.

In contrast, and as discussed in the No-Action Request, the Proposal and its supporting statement focus entirely on political matters that relate to Deere's ordinary business operations. Therefore, unlike in *P&G* and *Home Depot*, Deere believes that the Proposal is excludable under Rule 14a-8(i)(7).

III. The Proposal is Materially False and Misleading.

The Proponent's Letter goes to great lengths to argue that the Proposal is not vague or indefinite. However, Deere does not contend that the Proposal is vague or indefinite. Rather, it is Deere's view that because the Proposal's supporting statement contains materially false and misleading statements that relate to the Proposal's fundamental premise, which statements are described in the No-Action Request, the Proposal as a whole is materially false and misleading in violation of Rule 14a-9. For this reason, Deere believes the Proposal is excludable under Rule 14a-8(i)(3).

IV. Conclusion

For the reasons stated above and in the No-Action Request, we respectfully request the Staff's concurrence that it will take no action if Deere excludes the Proposal in its entirety from the 2016 proxy materials. Should any additional information be desired in support of Deere's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (309) 765-5161.

Very truly yours,



Todd E. Davies
Corporate Secretary and
Associate General Counsel

Enclosures

cc: Justin Danhof
National Center for Public Policy Research

THE NATIONAL CENTER

FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

October 23, 2015

Via email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of the National Center for Public Policy Research, Securities Exchange Act of 1934 - Rule 14a-8

Dear Sir or Madam,

This correspondence is in response to the letter of Todd Davies on behalf of Deere & Company (the "Company") dated October 5, 2015, requesting that your office (the "Commission" or "Staff") take no action if the Company omits our Shareholder Proposal (the "Proposal") from its 2016 proxy materials for its 2016 annual shareholder meeting.

RESPONSE TO DEERE'S CLAIMS

The Company puts forward three reasons why it should be permitted to exclude our Proposal from its 2016 proxy materials – none of them are persuasive. It claims that our ownership documentation is insufficient, it violates management's prerogative to direct its ordinary business operations and that it is vague. For the following reasons, the Company has fallen short of its burden of persuading the Staff that it may omit our Proposal.

The ownership materials submitted in conjunction with our Proposal meet all Commission requirements. The Company tortures logic and the English language in a bizarre attempt to discredit our ownership materials. In this regard, its dishonesty is a galling abuse of the no-action determination process.

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

Additionally, the Staff has previously ruled that proposals that are substantially similar to ours do not impermissibly interfere with ordinary business operations. Our Proposal does not require the company to take any specific lobbying positions whether directly or implicitly. Also, as our Proposal cites to diverse legislative examples of general interest as illustrations of topics that could be addressed by a congruency analysis; therefore, it cannot be read to direct the Company to take a legislative stance on issues related to the Company's ordinary business.

Furthermore, our Proposal is neither false nor misleading as the Staff has rejected the view that a prior, substantially similar congruency proposal was not impermissibly vague.

The Company has the burden of persuading the Staff that it may exclude our Proposal from its 2015 proxy materials. Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"). For the following reasons, the Company has fallen well short of this burden.

Section I. The Company May Not Exclude the Proposal Under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Company is in Possession of the Ownership Documents, Confirming that the Proponent is Indeed a Company Shareholder Eligible to Submit a Proposal – And the Company's Suggestions to the Contrary are Extremely Disingenuous if Not Dishonest

As a good governance organization, the National Center for Public Policy Research annually files many shareholder resolutions that become subject to the no-action determination process. As experienced participants in the no-action determination process, the Company's efforts to discredit our ownership materials strike us as so dishonest as to be reprehensible. If the Staff has any latitude to censure or otherwise hold the Company to account for its blatant disregard for the no-action determination process, we suggest it do so.

It is also worth noting that Deere made a similarly dubious argument last year regarding our ownership materials.[1]

---

[1] *Deere & Co.* (November 14, 2014) (While the Staff ruled on the Rule 14a-8(i)(7) issue, it is worth noting that refusing to allow a shareholder proposal under Rule 14a-8(f)(1) for failure to provide proper or timely ownership documentation is the easiest path the Staff has to exclude a shareholder proposal. Also, it was the first argument that Deere made in its no-action request. If the Staff concurred that the ownership material was in any way wanting, it need not have wasted its limited time and resources considering the company's alternative requests for omission. As the Staff did consider the company's other omission requests, it is at least possible, if not likely, that the Staff would have ruled favorably for our 2015 Deere Proposal if the only issue for consideration was our ownership documentation.

Part A. Our Ownership Materials Align With Staff Guidance Concerning Rule 14a-8(b)

These are the undisputed facts. We submitted our Proposal on September 15, 2015. On September 18, 2015, the Company requested documentation proving the National Center for Public Policy Research's right to submit a shareholder resolution in accordance with Rule 14a-8(b) and 14a-8(f)(1). On September 28, 2015, we submitted a letter from our broker, UBS Financial Services, Inc. (the "Broker Letter") verifying our ownership.

The pertinent language from out Broker Letter states that:

> [A]s of the close of business on 9/15/20153 (sic), the National Center for Public Policy Research held, and has held continuously for at least one year 85 shares of the Deere & Co. common stock. UBS continues to hold the said stock.

In Staff Legal Bulleting No. 14F (October 18, 2011) ("SLB 14F"), the Staff recommended language that banks and brokers might use to verify a proponent's ownership under the proxy rules. The Commission suggested a broker write:

> As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities].

We submitted our Proposal on September 15, 2015. Removing the broker's scrivener's error (which the Company concedes), the first clause of the relevant portion of the Broker Letter directly refers to the close of business on September 15, 2015. The Broker Letter next identifies the National Center for Public Policy Research – the name of the shareholder. After that, the Broker Letter follows the exact language that the Commission recommended in SLB 14F when it states that the National Center has "held, and has held continuously for at least one year 85 shares of the Deere & Co. common stock."

There is no ambiguity in this sentence. Not only does our Broker Letter satisfy all the proxy rules, it follows the exact language that the Staff recommends. Given that, how can the Company claim with a straight face that the "Broker Letter does not state that the Proponent has owned the requisite shares continuously for at least one year prior to and including the date of the submission of the Proposal"? (Emphasis in the original.) Obviously it cannot. The sentence refers specifically to the submission date of September 15, 2015. To claim otherwise, as the Company does, is false. The Company would have you ignore this obvious reference to September 15, 2015 and instead insert its own false belief that the sentence somehow refers to the date of the letter itself.

September 28, 2015. There is simply no cause to ignore the language of the letter itself and insert another date.

Furthermore, following the Company's reading of the Broker Letter, the next sentence in the Broker Letter would be repetitive and superfluous. That sentence notes: "UBS continues to hold the said stock." Clearly this sentence refers to the date of the letter, September 28, 2015. It shows that in the interim between September 15, 2015 and September 28, 2015, that we did not sell the shares. If, as the Company asserts, the previous sentence already references September 28, 2015, why did the broker include the following sentence at all? The obvious answer is that the Company has been caught in a falsehood of its own invention.

Our ownership materials are beyond reproach. This is not an issue the Staff should be forced to waste its time deciding. Reasonable people cannot disagree about the meaning of the Broker Letter.

As we have demonstrated, our ownership materials clearly meet the threshold established by the Commission. Accordingly, we urge the Staff to find that our Proposal may not be omitted under Rule 14a-8(b) and Rule 14a-8(f)(1).

Part B. The Commission's Permissive Language and Guidance Provide Latitude Allowing Shareholders to Correct Ownership Deficiencies – Even Well Into the No-Action Process

Even if the Staff agrees with the Company that our Broker Letter somehow remains in question, we request the opportunity to submit satisfactory ownership documents.

The Commission's guidance clearly favors allowing proponents to correct procedural errors in shareholder submissions. In fact, well into the no-action process, the Staff allows proponents to fix proposal errors to draw them into compliance with Commission rules. Specifically, the Commission's guidance states that the Staff can afford a proponent additional time to submit ownership documents. See SLB 14. ("our no-action response may afford the shareholder seven days to provide documentation demonstrating that he or she satisfies the minimum ownership requirements contained in rule 14a-8(b)").

Furthermore, there is no Commission mandate allowing the Company to automatically exclude the Proposal for our alleged failure to cure a defect within the 14-day window. According to the Commission, "[f]ailure to cure the defect(s) or respond in a timely manner may result in exclusion of the proposal." SLB 14 (emphasis added). The Commission's guidance is clear that failure to cure a defect is not a *sine qua non* leading to automatic exclusion. The Commission intentionally chose to use the permissive "may" rather than absolute, mandatory terms such as "shall" or "must."

For the above reasons, we urge the Staff to find that our Proposal may not be omitted under Rule 14a-8(b) and Rule 14a-8(f)(1) or to, alternatively, permit us time to provide satisfactory ownership documentation.

Section II. The Proposal May Not be excluded as Interfering With Ordinary Business Operations Since it Does Not Direct the Company to take any Action or Position with Regards to Legislative Issues Nor Does it Focus on a Singular Issue Related to the Company's Core Business But, Rather, it Touches on Significant Policy Issues of General Interest

Under Rule 14a-8(i)(7), a company may exclude a shareholder proposal if it deals with matters relating to the Company's "ordinary business." The Commission has indicated two central considerations regarding exclusion under Rule 14a-8(i)(7). First, the Commission considers the subject matter of the proposal. Next, the Commission considers the degree to which the proposal seeks to micromanage a company. Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

Our Proposal asks for a political congruency analysis that addresses inconsistencies between the Company's stated positions and its actions. The Staff has consistently ruled that such a request is not excludable as a matter of ordinary business. In this vein, our Proposal is substantially similar to previously accepted proposals. Furthermore, our Proposal does not direct the Company's actions with regard to any policy position or political candidate. In fact, other than requesting a report, our Proposal does not direct the Company to do anything at all.

Part A. The Proposal Requests a Congruency Analysis – It Does Not Require the Company to Take Specific Policy Positions. The Proposal Also Touches on Numerous Significant Policy Issues of General Interest and Not on One Specific Issue Concerning the Company's Primary Operation

The Company seems to assert that our Proposal impermissibly directs company operations with regard to its primary business function. To reach this result, the Company cites to a string of Staff decisions that have no bearing on our current Proposal.

For example, the Company cites prior Staff decisions such as *Johnson & Johnson* (February 10, 2014) and *Bristol-Myers Squibb* (January 29, 2013), in which the Staff permitted the exclusion of proposals that focused on a single legislative issue that was directly related to the primary operations of those companies. Specifically, those proposals were solely focused on health care issues and they were directed to health care companies. In contrast, our Proposal touches on an array of policy issues – none of which relate directly to Deere's primary business.

The proponent in *Procter & Gamble* (August 6, 2014), faced a similar argument as Deere now posits in its no-action request and deftly explained:

> [T]he form of the current proposal recognizes that the Company and its political action committee may support politicians that take diverse positions on legislation. The Proposal seeks a systematic approach to ensuring congruency by requesting that the company engage in analysis and reporting. The diverse legislative examples cited in the proposal are appropriate illustrations of the problem sought to be addressed by a congruency analysis, and cannot reasonably be construed as seeking to compel a specific legislative position of the company on matters of ordinary business.

The exact same reasoning applies to our Proposal. Unlike the proposals in *Johnson & Johnson* and *Bristol-Myers Squibb*, our Proposal seeks a wholesale congruency analysis. The specific examples in our Proposal are just that, examples. This is precisely the format that the Staff allowed in *Procter & Gamble*.

It is worth noting that once again, the Company's entire line of reasoning in this section runs counter to the construct of the English language. In order to request a proper congruency analysis, the examples would necessarily show occurrences that lack congruency. One needs to show examples of actions that are inconsistent with stated policies in order to adequately describe what the requested analysis seeks. That's what our Proposal does. If the Company's actions were always 100 percent consistent with its stated policies, we would have no report to request.

Part B. The Staff Has Already Ruled that Proposals Substantially Similar to Ours – Those That Call for a Political Congruency Analysis – Are Not Excludable as a Matter of Ordinary Business

Our Proposal aligns with prior congruency analysis requests that the Staff has unequivocally determined do not interfere with ordinary business operations. In claiming that our Proposal contravenes Rule 14a-8(i)(7), the Company is attempting to re-litigate a decided issue.

In *Home Depot* (March 25, 2011), and again in *Procter & Gamble* (August 6, 2014), the Staff allowed political congruency analysis proposals over company objections that they violated their ordinary business operations. As the proponent explained in *Procter & Gamble*, "[s]ince the Staff has previously determined that proposals addressing the congruency of political contributions are not excludable as a matter of ordinary business in *The Home Depot* (March 25, 2011), it stands to reason that a proponent should be able to mention examples of the types of incongruities of concern, as long as the proponent is not attempting to direct company lobbying positions, or to dictate to whom donations may be given."

Our Proposal aligns with the shareholder proposal in *Procter & Gamble*, in which the Staff ruled that "[w]e are unable to concur in your view that Procter & Gamble may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses primarily on Procter & Gamble's general political activities and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate."

In *Procter & Gamble*, the proposal's resolved section stated:

> Resolved: Shareholders request that the Board of Directors report to shareholders annually at reasonable expense, excluding confidential information, a congruency analysis between corporate values as defined by P&G's stated policies (including our Purpose, Values and Principles, nondiscrimination policy, and Long-Term Environmental Sustainability Vision) and Company and P&G GGF political and electioneering contributions, including a list of any such contributions occurring during the prior year which raise an issue of misalignment with corporate values, and stating the justification for such exceptions.

And our Proposal's resolved section states:

> The Proponent requests that the Board of Directors report to shareholders annually at reasonable expense, excluding any proprietary information, a congruency analysis between corporate values as defined by Deere's stated policies (including Deere's "Our Guiding Principles" and "U.S. Political Contributions and Advocacy") and Company and John Deere Political Action Committee (JDPAC) political and electioneering contributions and policy activities, including a list of any such contributions or actions occurring during the prior year which raise an issue of misalignment with corporate values, and stating the justification for such exceptions.

The two resolved sections are nearly identical.

Furthermore, the *Procter & Gamble* proposal's "whereas" section illustrated examples of contributions that contravened the company's stated policies on issues relating to the environment and discrimination. Likewise, our Proposal's "whereas" section discusses areas where the Company's actions have run counter to Deere's stated policies on issues such as the environment, banking and health care. Our Proposal is nearly identical to the one in *Proctor & Gamble* in every meaningful way. So it is clear to see why the Company tries to distinguish *Procter & Gamble*, but its efforts fall flat.

The Company claims that "[w]hile similar to the proposal on its face, the P&G proposal focused, as a whole, on political contributions and lobbying activities that had *no relation* to the company's business operations." (Emphasis added). That's simply false. A major portion of the *Procter & Gamble* proposal criticized the company's contributions to politicians who voted against the *American Clean Energy and Security Act of 2009*. Had that bill – which sought to impose a cap-and-trade system for carbon emissions among other environmental initiatives – become law, it would have had a dramatic effect on Procter & Gamble's business operations. From its productions, to its operations to its very products, the *American Clean Energy and Security Act of 2009* would have uprooted much of Procter & Gamble's business operations.

Procter & Gamble is distinguishable from *Johnson & Johnson* and *Bristol-Myers Squibb* because those proposals focused on a single issue that happened to be the primary business of those corporations – health care. As the Staff made clear in *Procter & Gamble*, proponents can ask for a congruency analysis and discuss issues of general interest that have some relation to the corporation's activities so long as the proposal as a who does not focus a singular issue related to the company's primary operations. Our Proposal follows this format.

Home Depot and *Procter & Gamble* stand for the proposition that shareholder proposals may request political congruency analyses by pointing to topics of general interest – even topics bearing general interest to the company's activities – without contravening Rule 14a-8(i)(7). Our Proposal requests a congruency analysis that cites to a diverse range of legislative and policy examples that provide illustrations of the problem sought to be addressed by the congruency analysis. None of the examples relate to Deere's primary business.

For the above reasons, we urge the Staff to find that our Proposal may not be omitted under Rule 14a-8(i)(7).

Section III. The Proposal is Neither Vague Nor Indefinite as the Staff Has Previously Determined that a Nearly Identical Proposal Was Clear and Easily Understandable

Under Rule 14a-8(i)(3), a proposal can be excluded if "the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (CF) (September 15, 2004) ("SLB 14B").

The Company claims that our Proposal is false and misleading largely because Deere states that it "did not make any political expenditures out of corporate assets in the 2014 calendar year." That may be well and good, but that's not what our Proposal requests.

Again, the resolved section of our Proposal states:

> The Proponent requests that the Board of Directors report to shareholders annually at reasonable expense, excluding any proprietary information, a congruency analysis between corporate values as defined by Deere's stated policies (including Deere's "Our Guiding Principles" and "U.S. Political Contributions and Advocacy") and Company and John Deere Political Action Committee (JDPAC) political and electioneering contributions and *policy activities*, including a list of any such *contributions or actions* occurring during the prior year which raise an issue of misalignment with corporate values, and stating the justification for such exceptions. (Emphasis added).

Our Proposal asks for much more than a congruency analysis regarding political donations. Indeed, the requested analysis clearly seeks a congruency analysis that includes "policy activities" and "contribution or actions." Whether the Company made political donations in a given year is wholly irrelevant to whether it engaged in the policy arena at all. Nowhere in its no-action request does the Company claim that it took no policy actions in 2014. Furthermore, our Proposal does not request a report only for 2014. Indeed, the Proposal seeks a "Board of Directors report to shareholders *annually*." (Emphasis added).

Our Proposal highlights numerous instances of contributions that went to politicians who took actions that are inconsistent with Deere's stated policies. They are discussed, and they are footnoted. In fact, the footnotes are to Deere's own documents. That is why we are seeking a congruency analysis.

Indeed, the Staff has already ruled the thrust of our Proposal is neither vague nor indefinite. In *Western Union, Co.* (March 14, 2013), the shareholder proposal at issue stated:

> Shareholders request that the Board of Directors create and implement a policy requiring consistent incorporation of corporate values as defined by Western Union's stated policies (including Our Values, Corporate Citizenship, Corporate Governance and especially Our Code of Conduct) into Company and WUPAC political and electioneering contribution decisions, and to report to shareholders at reasonable expense and excluding confidential information on a quarterly basis, listing any electioneering or political contribution expenditures during the prior quarter, identifying any contributions that raised an issue of incongruency with corporate values, and stating the justification for any such exceptions.

This is nearly the same exact request that we make in our Proposal. *Western Union* sought exclusion of that proposal under Rule 14a-8(i)(3). The Staff denied the Company's request for exclusion noting: "We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

For the above reasons, we urge the Staff to find that our Proposal may not be omitted under Rule 14a-8(i)(3).

Conclusion

The Company has clearly failed to meet its burden that it may exclude our Proposal under Rule 14a-8(g). Therefore, based upon the analysis set forth above, we respectfully request that the Staff reject Deere's request for a no-action letter concerning our Proposal.

A copy of this correspondence has been timely provided to the Company. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at 202-543-4113 or email me at JDanhof@nationalcenter.org.

Sincerely,



Justin Danhof, Esq.

cc: Todd E. Davies, Deere & Company

 JOHN DEERE

Deere & Company
Law Department
One John Deere Place, Moline, IL 61265 USA
Phone: 309-765-5161
Fax (309) 749-0085
Email: DaviesToddE@JohnDeere.com

Todd E. Davies
Corporate Secretary &
Associate General Counsel

BY EMAIL (shareholderproposals@sec.gov)

October 5, 2015

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Deere & Company – 2016 Annual Meeting
Omission of Shareholder Proposal of
The National Center for Public Policy Research

Ladies and Gentlemen:

We are writing pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Deere & Company, a Delaware corporation ("Deere"), may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by The National Center for Public Policy Research (the "Proponent") from the proxy materials to be distributed by Deere in connection with its 2016 annual meeting of shareholders (the "2016 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Deere's intent to omit the Proposal from the 2016 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

I. The Proposal

The text of the resolution contained in the Proposal is copied below:

> **Resolved:** The Proponent requests that the Board of Directors report to shareholders annually at reasonable expense, excluding any proprietary information, a congruency analysis between corporate values as defined by Deere's stated policies (including Deere's "Our Guiding Principles" and "U.S. Political Contributions and Advocacy") and Company and John Deere Political Action Committee (JDPAC) political and electioneering contributions and policy activities, including a list of any such contributions or actions occurring during the prior year which raise an issue of misalignment with corporate values, and stating the justification for such exceptions.

II. Bases for Exclusion

We hereby respectfully request that the Staff concur in Deere's view that it may exclude the Proposal from the 2016 proxy materials pursuant to:

- Rule 14a-8(b)(1) and Rule 14a-8(f)(1) because the Proponent failed to provide proof of the requisite stock ownership after receiving notice of such deficiency;
- Rule 14a-8(i)(7) because the Proposal deals with matters relating to Deere's ordinary business operations; and
- Rule 14a-8(i)(3) because the Proposal is materially false and misleading in violation of Rule 14a-9.

III. Background

Deere received the Proposal via FedEx on September 17, 2015. A copy of the Proposal, together with the FedEx tracking information confirming that the package was shipped on September 15, 2015, is attached hereto as Exhibit A. After confirming that the Proponent was not a shareholder of record, in accordance with Rule 14a-8(f), on September 18, 2014, Deere sent a letter to the Proponent (the "Deficiency Letter") via UPS requesting a written statement from the record owner of the Proponent's shares and a participant in the Depository Trust Company verifying that the Proponent had beneficially owned the requisite number of shares of Deere stock continuously for at least one year preceding and including September 15, 2015, the date of submission of the Proposal. The Deficiency Letter also advised the Proponent that such written statement had to be submitted to Deere within 14 calendar days of the Proponent's receipt of the Deficiency Letter. As suggested in Section G.3 of Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") relating to eligibility and procedural issues, the Deficiency Letter included a copy of Rule 14a-8. UPS tracking information confirms that the Deficiency Letter was received by the Proponent on September 19, 2015. On September 29, 2015, Deere received a letter from the Proponent enclosing a letter from UBS Financial Services Inc., dated September 28, 2015 (the "Broker Letter"). Copies of the Deficiency Letter, UPS tracking information and the Broker Letter are attached hereto as Exhibit B.

Deere did not receive any further correspondence from the Proponent by the close of the 14-day response period.

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(f)(1) Because the Proponent Failed to Supply Sufficient Documentary Support to Satisfy the Ownership Requirements of Rule 14a-8(b)(1).

Under Rule 14a-8(b)(1), in order to be eligible to submit a proposal a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, the proponent must provide proof of beneficial ownership of the securities. Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

As the Staff recognized in Staff Legal Bulletin No. 14F, Section C (October 18, 2011) ("SLB 14F"), "[t]he requirements of Rule 14a-8(b) are highly prescriptive." Thus, "many proof of ownership letters do not satisfy this [Rule 14a-8(b)] requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted." Consistent with this position, the Staff has routinely concurred in the exclusion of proposals when proponents fail to provide documentary support clearly demonstrating that the proponent has satisfied the ownership requirements as of the date the proposal was submitted. *See, e.g., Marathon Petroleum Corp.* (Jan. 30, 2014) (concurring in the exclusion of a proposal submitted on November 8, 2013 where the broker letter, dated November 13, 2013, stated that the proponent had held the company's stock "continuously for at least one year prior to the date of submission of the shareholder proposal" because, as the company argued, "the oblique reference to the 'date of submission' [did] not provide any assurance that the requisite amount of stock [had] been held for the year prior to [and including the submission date]"); *Cliffs Natural Resources Inc.* (Jan. 30, 2014) (concurring in the exclusion of a proposal submitted on November 22, 2013, where the broker letter dated five days after the date of submission "[did] not provide any assurance that the requisite amount of stock [had] been held for the year prior to [and including the submission date]").

The Broker Letter fails to satisfy the requirements of Rule 14a-8(b)(1) because it does not clearly demonstrate continuous ownership of Deere stock for at least one year prior to and including the date of submission of the Proposal, September 15, 2015. Instead, the Broker Letter, which is dated September 28, 2015, states that:

> The National Center for Public Policy Research has been a valued client of ours since October 2002 and as of the close of business on 9/15/20153 [sic], the National Center for Public Research held, and has held continuously for at least one year 85 shares of the Deere & Co. common stock.

Accordingly, the Broker Letter establishes that (1) the Proponent has held 85 shares of Deere stock continuously for at least one year prior to and including the date of the Broker Letter, September 28, 2015, and (2) the Proponent owned those shares as of the close of business on the date of submission of the Proposal, September 15, 2015. The Broker Letter does not state that the Proponent has owned the requisite shares continuously for at least one year prior to and including the date of submission of the Proposal, September 15, 2015. The sentence structure utilized in the Broker Letter does not link the one-year period of continuous ownership to September 15, 2015, and by its terms indicates that the one-year period corresponds to the September 28, 2015 date of the Broker Letter. This 13-day gap between the one-year period referenced in the Broker Letter and the one-year period required to be eligible under Rule 14a-8(b) is even more significant than the gap shown in the example included in SLB 14, which underscores the precision necessary to demonstrate continuous ownership:

> If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

See also SLB 14F and Staff Legal Bulletin No. 14G (Oct. 16, 2012) (indicating that a common error in proof of ownership submissions is that the broker "letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission") (emphasis original).

Nothing in Rule 14a-8(b) requires Deere to make inferences about what the Broker Letter might have said or how it might have been written differently. On its face, the

Broker Letter addresses the one-year period from September 28, 2014 to September 28, 2015, and, at best, is ambiguous in conveying the one-year period of continuous ownership. In either case, it fails to provide any assurance that the requisite amount of stock has been held for the year prior to and including the submission date of the Proposal. Accordingly, the Proponent has not clearly demonstrated that it has held the requisite amount of Deere stock continuously for at least one year prior to and including the date of submission.

If the Proponent fails to follow Rule 14a-8(b), Rule 14a-8(f)(1) provides that Deere may exclude the Proposal, but only after it has notified the Proponent in writing of the procedural or eligibility deficiencies, as well as of the time frame for the Proponent's response thereto, within 14 calendar days of receiving the Proposal, and the Proponent fails adequately to correct it. Deere has satisfied the notice requirement by sending the Deficiency Letter and did not receive sufficient proof of ownership from the Proponent. Any further verification the Proponent might now submit would be untimely under the Commission's rules. Accordingly, Deere believes the Proposal is excludable under Rule 14a-8(b) and Rule 14a-8(f)(1).

V. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to Deere's Ordinary Business Operations.

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded from a company's proxy materials if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first recognizes that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

Consistent with these principles, the Staff has permitted companies to exclude shareholder proposals under Rule 14a-8(i)(7) when, viewed in their entirety, those proposals focused primarily on specific political contributions or lobbying activities that relate to the operation of the company's business. For example, in *Johnson & Johnson* (Feb. 10, 2014) ("*J&J*"), the Staff permitted exclusion of a proposal that requested the creation and implementation by the board of "a policy using consistent incorporation of corporate values" and for a report on political contributions that may appear incongruent with those values. Although such request appeared neutral on its face, the proposal's preamble focused on the company's stated policies in support of the Patient Protection and Affordable Care Act (the "PPACA"), the potential additional profits that would result from the PPACA's enactment, and the political contributions of the company and its political action committee ("PAC") that appeared to oppose the PPACA. In concurring with the exclusion of the proposal under Rule 14a-8(i)(7), the Staff explained that "the proposal and supporting statement, when read together, focus[ed] primarily on [the company's] specific political contributions that relate to the operation of [the company's] business and not on [the company's] general political activities."

Similarly, in *Bristol-Myers Squibb Co.* (Jan. 29, 2013) ("*BMS*"), the Staff permitted exclusion of a proposal that requested a report from the board describing the policies, procedures, costs and outcomes of the company's legislative and regulatory public policy advocacy activities. Although such request appeared neutral on its face, the supporting statement accompanying the proposal focused on the company's stated policy position concerning "access to safe and effective medicines through a free market" and its membership in a trade association that dedicated $150 million to an advertising campaign in support of the PPACA. The supporting statement also asserted that the company played a major role in the passage of the PPACA and claimed that the "[c]ompany's lobbying position in favor of [the] PPACA directly conflict[ed] with the [c]ompany's stated policy position." In concurring with the exclusion of the proposal under Rule 14a-8(i)(7), the Staff explained that "the proposal and supporting statement, when read together, focus[ed] primarily on [the company's] specific lobbying activities that relate to the operation of [the company's] business and not on [the company's] general political activities." *See also PepsiCo, Inc.* (Mar. 3, 2011) (permitting exclusion of a proposal that requested a report on legislative and regulatory public policy advocacy activities where the supporting statement was directed primarily at the company's lobbying efforts regarding cap-and-trade legislation); *Bristol-Myers Squibb Co.* (Feb. 17, 2009) (permitting exclusion of a proposal that requested a report on the company's lobbying activities and expenses relating to the Medicare Part D Prescription Drug Program); *Int'l Business Machines Corp.* (Jan. 21, 2002) (permitting exclusion of a proposal requiring the company to "[j]oin with other corporations in support of the establishment of a properly financed national health insurance system" because it "appear[ed] directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations").

As in the precedent described above, the Proposal and the supporting statement (including the preamble), when read together, focus primarily on specific political contributions and lobbying activities that relate to the operation of Deere's business. In this regard, while the Proposal's request for a "congruency analysis" between Deere's stated policies and the political, electioneering and policy activities of Deere and the John Deere PAC ("JDPAC") appears neutral on its face, the supporting statement focuses entirely on political matters that relate to Deere's ordinary business operations.

In particular, the supporting statement refers to donations by JDPAC "to multiple politicians that voted in favor of the Affordable Care Act," a law that has affected Deere and its employees by changing the scope of the healthcare coverage that Deere offers to its employees as well as the cost of that coverage for both Deere and its employees. The supporting statement also refers to Deere's membership in the U.S. Climate Action Partnership, which promotes greenhouse gas legislation to slow the pace of climate change and, thus, the potential physical impacts such change could have on Deere's facilities, suppliers and customers and the demand for Deere's products and the cost, production, sales and financial performance of Deere's operations. In addition, the supporting statement refers to JDPAC's contribution to "multiple politicians that supported the anti-free-market Dodd-Frank law that is hampering the small business and the loan markets," and it criticizes Deere's decision to end its affiliation with the American Legislative Exchange Council, which it characterizes as a group that "works to foster a low-regulation business-friendly environment." The ability of small businesses to grow and obtain access to capital, as well as the regulation of businesses more generally, impacts Deere's financial performance by influencing the success of Deere's customers and their ability to finance the purchase of Deere products. Therefore, each of the political matters focused on by the supporting statement relate to Deere's ordinary business operations. Accordingly, when viewed in its entirety, the Proposal focuses primarily on specific political contributions and lobbying activities that relate to the operation of Deere's business and, thus, is excludable under Rule 14a-8(i)(7).

In contrast, the Staff did not permit exclusion under Rule 14a-8(i)(7) of a proposal that requested a congruency analysis by Procter & Gamble. *The Procter & Gamble Company* (Aug. 6, 2014) ("*P&G*"). However, taken as a whole, the proposal and supporting statement in *P&G* were significantly different than the Proposal and supporting statement here. Specifically, the proposal in *P&G* requested an annual report providing a congruency analysis between the company's corporate values and the political and electioneering contributions of the company and its PAC. While similar to the Proposal on its face, the *P&G* proposal focused, as a whole, on political contributions and lobbying activities that had no relation to the company's business operations. In particular, the preamble to the *P&G* proposal focused on the designation by the company's PAC of "almost 40% of its contributions to candidates voting *against* the repeal of Don't Ask/Don't Tell, *against* hate crimes legislation, and/or *for* the Marriage Protection Amendment which would eliminate equal marriage rights nationally." (Emphasis original.) Legislation concerning the discrimination of gay, lesbian or bisexuals, hate crimes and gay marriage relate to broad social issues and not primarily to the company's business operations. For example, the "Don't Ask/Don't Tell" policy concerned service with the U.S. military rather than employment with a private enterprise. By comparison, each of the political matters focused on by the Proposal's supporting statement relate to Deere's ordinary business operations. Thus, unlike in *P&G*, the Proposal here focuses primarily on specific political contributions and lobbying activities that relate to the operation of Deere's business.

Accordingly, consistent with *J&J* and *BMS*, Deere believes that the Proposal is excludable under Rule 14a-8(i)(7).

VI. The Proposal May be Excluded Under Rule 14a-8(i)(3) Because the Proposal is Materially False and Misleading in Violation of Rule 14a-9.

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded from a company's proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in a company's proxy materials. Specifically, Rule 14a-9 provides that no solicitation shall be made by means of a proxy statement containing "any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In addition, in Staff Legal Bulletin No. 14B (Sept. 15, 2004), the Staff explained that all or part of a shareholder proposal may be excluded under Rule 14a-8(i)(3) if "the company demonstrates objectively that a factual statement is materially false or misleading."

The Staff has consistently permitted companies to exclude shareholder proposals under Rule 14a-8(i)(3) when those companies have demonstrated objectively that statements in the proposal or supporting statement that relate to the fundamental premise of the proposal are materially false and misleading. For example, in *Ferro Corp.* (Mar. 17, 2015), the Staff permitted the exclusion of a proposal that urged the company's board of directors to change the company's state of incorporation to Delaware when the supporting statement contained materially false and misleading statements regarding the advantages of a Delaware reincorporation. The proposal falsely stated, among other things, that under the company's current state of incorporation, shareholders would be denied the right to amend the company's bylaws, the board would not always be required to exercise its fiduciary duties, and shareholders would be denied the right to act by written consent. In concurring with the exclusion of the proposal under Rule 14a-8(i)(3), the Staff explained that the company "demonstrated objectively that certain factual statements in the supporting statement [were] materially false and misleading such that the proposal as a whole [was] materially false and misleading." *See also General Electric Co.* (Jan. 6, 2009) (permitting exclusion of a proposal under which any director who received more than 25% in "withheld" votes would not be permitted to serve on any key board committee for two years because the company did not allow shareholders to withhold votes in uncontested director elections); *State Street Corp.* (Mar. 1, 2005) (permitting exclusion of a proposal when it misrepresented to shareholders that they could take action pursuant to a statute not applicable to the company and when the proposal was accompanied by a supporting statements that complained about the perceived shortcomings of a law not applicable to the company).

As in the precedent cited above, the Proposal's supporting statement contains materially false and misleading statements that relate to the Proposal's fundamental premise. In particular, the Proposal's supporting statement falsely and misleadingly refers to "political contributions...of the Company" and accuses Deere of making contributions and "expenditures for electioneering communications" that are inconsistent with its stated corporate values. The supporting statement also falsely and misleadingly asserts that "many of Deere's political donations and policy activities run counter to [Deere's] stated corporate values." These assertions go directly to the fundamental premise of the Proposal, the need for a congruency analysis concerning Deere's political contributions.

However, the assertions contained in the supporting statement are directly contrary to statements contained in Deere's "U.S. Political Contributions and Advocacy" statement (the "USPCA"), attached hereto as Exhibit C and publicly available on Deere's website.[1] In particular, the USPCA states that "Deere does not pay for any independent expenditures or electioneering communications, as those terms are defined by law." Further, the USPCA states that "Deere did not make any political expenditures out of corporate assets in the 2014 calendar year." Given that Deere did not make any corporate political donations during the last calendar year, the supporting statement's assertion to the contrary falsely indicates that Deere engaged in political donations and policy activities by unlawfully funneling money through JDPAC, which is not only untrue but also prohibited by federal law.

As compared to the USPCA, the statements contained in the supporting statement are objectively false and misleading. These are not tangential references but pertain to the Proposal's fundamental premise – an analysis of Deere's political engagement compared to Deere's stated corporate values. Accordingly, Deere believes that the Proposal is materially false and misleading in violation of Rule 14a-9 and therefore excludable under Rule 14a-8(i)(3).

---

[1] Available at https://www.deere.com/en_US/corporate/our_company/citizenship/reporting/political_contributions_and_advocacy.page

VII. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Deere excludes the Proposal from its 2016 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Deere's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (309) 765-5161.

Very truly yours,



Todd E. Davies
Corporate Secretary and
Associate General Counsel

Enclosures

cc: Justin Danhof
National Center for Public Policy Research

Exhibit A

(see attached)

THE NATIONAL CENTER
★★★
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President


SEP 2015
RECEIVED
LEGAL DEPT

Via FedEx

September 15, 2015

Todd E. Davies
Corporate Secretary
Deere & Company
One John Deere Place
Moline, Illinois 61265-8098

Dear Mr. Davies,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Deere & Company (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I submit the Proposal as General Counsel of the National Center for Public Policy Research, which has continuously owned Deere & Company stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and which intends to hold these shares through the date of the Company's 2016 annual meeting of shareholders. A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq. General Counsel, National Center For Public Policy Research, 501 Capitol Court NE, Suite 200, Washington, D.C. 20002.

Sincerely,

Justin Danhof, Esq.

Enclosure: Shareholder Proposal – Alignment Between Corporate Values and Political and Policy Activity

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

Alignment Between Corporate Values and Political and Policy Activity

Whereas:

The Proponent believes John Deere should establish policies that minimize risk to the firm's reputation and brand.

Political contributions and policy activities of the Company include inconsistencies between Company actions (specifically some of its expenditures for electioneering communications) and stated corporate values.

Deere believes in policies and "advocate[s] for public policy that enables us to compete fairly in the marketplace is of vital importance to all of our stakeholders." The Company also states that its PAC "contributes to candidates who broadly share the company's pro-business outlook and support of the free-enterprise system."[i]

However, many of Deere's political donations and policy activities run counter to these stated corporate values.

For example, Deere's PAC donated to multiple politicians that voted in favor of the Affordable Care Act – a law that embodies the antithesis of a free enterprise system as it relates to health care.[ii]

Deere was also a member of the U.S. Climate Action Partnership – a group that advocated for cap-and-trade legislation on carbon dioxide emissions despite the fact that such a program would increase government, increase energy prices and decrease economic growth.[iii]

Deere's PAC also contributed to multiple politicians that supported the anti-free-market Dodd-Frank law that is hampering the small business and the loan markets.[iv]

Furthermore, despite the fact that the American Legislative Exchange Council (ALEC) works to foster a low-regulation business-friendly environment, the Company publicly ended its affiliation with ALEC in 2012 at a time when anti-free-market activists were perpetuating falsehoods about ALEC and its activities.

Resolved:

The Proponent requests that the Board of Directors report to shareholders annually at reasonable expense, excluding any proprietary information, a congruency analysis between corporate values as defined by Deere's stated policies (including Deere's "Our Guiding Principles" and "U.S. Political Contributions and Advocacy") and Company and John Deere Political Action Committee (JDPAC) political and electioneering contributions and policy activities, including a list of any such contributions or actions occurring during the prior year which raise an issue of misalignment with corporate values, and stating the justification for such exceptions.

Supporting Statement:

The Proponent recommends that management develop coherent criteria for determining congruency, such as identifying some legislative initiatives that are considered most germane to core Company values, and that the report include an analysis of risks to our Company's brand, reputation, or shareholder value, as well as acts of stewardship by the Company to inform funds recipients' of Company values, and the recipients' divergence from those values, at the time contributions are made.

"Expenditures for electioneering communications" means spending directly, or through a third party, at any time during the year, on printed, Internet or broadcast communications, which are reasonably susceptible to interpretation as in support of or opposition to a specific candidate.

---

[i] https://www.deere.com/en_US/corporate/our_company/citizenship/reporting/political_contributions_and_advocacy.page?

[ii] https://www.deere.com/en_US/docs/Corporate/citizenship/political_contributions_advocacy/2014-jdpac-annual-report.pdf

[iii] http://qctimes.com/ad-campaign-criticizes-deere-for-support-of-cap-and-trade/article_fab69f66-4388-11df-80ce-001cc4c002e0.html

[iv] https://www.deere.com/en_US/docs/Corporate/citizenship/political_contributions_advocacy/2014-jdpac-annual-report.pdf

Exhibit B

(see attached)

 JOHN DEERE

Deere & Company
Law Department
One John Deere Place, Moline, IL 61265 USA
Phone: 309-765-5161
Fax (309) 749-0085
Email: DaviesToddE@JohnDeere.com

Todd E. Davies
Corporate Secretary &
Associate General Counsel

September 18, 2015

VIA UPS

Justin Danhof, Esq.
General Counsel
National Center for Public Policy Research
501 Capital Court N.E., Suite 200
Washington, DC 20002

RE: Notice of Deficiency

Dear Mr. Danhof:

I am writing to acknowledge receipt of the shareholder proposal (the "Proposal") you submitted on behalf of the National Center for Public Policy Research (the "Proponent") to Deere & Company pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in Deere's proxy materials for the 2016 Annual Meeting of Stockholders (the "Annual Meeting").

Under the proxy rules of the Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of Deere's common stock for at least one year, preceding and including the date that the proposal was submitted. For your reference, a copy of Rule 14a-8 is attached to this letter as Exhibit A.

Our records indicate that the Proponent is not a registered holder of Deere common stock. Please provide a written statement from the record holder of the Proponent's shares (usually a bank or broker) and a participant in the Depository Trust Company (DTC) verifying that, at the time you submitted the Proposal, which was September 15, 2015, the Proponent had beneficially held the requisite number of shares of Deere common stock continuously for at least one year preceding and including September 15, 2015.

In order to determine if the bank or broker holding the Proponent's shares is a DTC participant, you can check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the bank or broker holding the Proponent's shares is not a DTC participant, you also will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking the Proponent's broker or bank. If the DTC participant knows the Proponent's broker or bank's holdings, but does not know the Proponent's holdings, the Proponent can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the Proposal was submitted, the required amount of shares were continuously held for at least one year – one from the Proponent's broker or bank confirming the Proponent's ownership, and the other from the DTC participant confirming the broker or bank's ownership. For additional information regarding the acceptable methods of proving the Proponent's ownership of the minimum number of shares of Deere common stock, please see Rule 14a-8(b)(2) in Exhibit A.

The SEC rules require that the documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter. Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. Deere reserves the right to seek relief from the SEC as appropriate.

Very truly yours,



Todd E. Davies
Corporate Secretary and
Associate General Counsel

Enclosure.

EXHIBIT A

[ATTACHED]

§240.14a-8 Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to pnnt and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1). The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a

THE NATIONAL CENTER
★★★
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via FedEx

September 28, 2015

Todd E. Davies
Corporate Secretary
Deere & Company (Law Department)
One John Deere Place
Moline, Illinois 61265-8098

Dear Mr. Davies,

Enclosed please find a Proof of Ownership letter from UBS Financial Services Inc. in connection with the shareholder proposal submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations by the National Center for Public Policy Research to Deere & Company on September 15, 2015.

Sincerely,



Justin Danhof, Esq.

Enclosure: Proof of Ownership Letter

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org



UBS Financial Services Inc.
1501 K Street NW, Suite 1100
Washington, DC 20005
Tel. 202-585-4000
Fax 855-594-1054
Toll Free 800-382-9989
http://www.ubs.com/team/cfsgroup

CFS Group

Anthony Connor
Senior Vice President - Investments
Senior Portfolio Manager
Portfolio Management Program

Bryon Fusini
First Vice President - Investments
Financial Advisor

Richard Stein
Senior Wealth Strategy Associate

www.ubs.com

Mr. Todd E. Davies
Deere & Company (Law Department)
One John Deere Place
Moline, IL 61265

September 28, 2015

Confirmation: Information regarding the account of The National Center for Public Policy Research

Dear Mr. Davies

The following client has requested UBS Financial Services Inc. to provide you with a letter of reference to confirm its banking relationship with our firm.

The National Center for Public Policy Research has been a valued client of ours since October 2002 and as of the close of business on 09/15/20153, the National Center for Public Research held, and has held continuously for at least one year 85 shares of the Deere & Co. common stock. UBS continues to hold the said stock.

Please be aware this account is a securities account not a "bank" account. Securities, mutual funds and other non-deposit investment products are not FDIC-insured or bank guaranteed and are subject to market fluctuation.

Questions
If you have any questions about this information, please contact Dianne Scott at (202) 585-5412.

UBS Financial Services is a member firm of the Securities Investor Protection Corporation (SIPC).

Sincerely,

Dianne Scott

Dianne Scott
UBS Financial Services Inc.

cc: Justin Danhof, Esq., National Center for Public Policy Research

Exhibit C

(see attached)

U.S. Political Contributions and Advocacy

At John Deere, we believe that participating in the democratic political process to advocate public policy that enables us to compete fairly and freely in the marketplace is of vital importance to our shareholders, employees and customers. For this reason, we and our employees engage in political advocacy in a variety of ways. This engagement may include corporate public policy programs designed to educate elected officials on key policy issues that affect our business; individual, voluntary political contributions by employees through the John Deere Political Action Committee; and membership in trade associations that help advance our business objectives. In whatever form it might take, John Deere's engagement in the political process is grounded in and guided by our firm commitment to strong corporate governance and global corporate citizenship.

All political spending by John Deere reflects the Company's business interests and is used to further its public advocacy goals, not the personal agendas of its individual officers, directors or employees.

John Deere complies fully with all federal, state and local campaign finance laws and regulations governing political contributions and the disclosure of these contributions.

Corporate Contributions
Consistent with federal law, John Deere does not contribute corporate funds to federal candidates, national political party committees or other federal political committees. Even when permitted by applicable law, for example, in connection with certain state and local elections, John Deere's corporate assets are not typically used to support or oppose any candidate for political office or ballot measure. The Company does, however, reserve the right to make exceptions to this practice so long as any contribution we make is consistent with our public policy agenda, in accordance with our Code of Business Conduct, and previously approved by our Chairman, Chief Executive Officer, Senior Vice President and General Counsel, or Senior Vice President with responsibility for Public Affairs. John Deere does not pay for any independent expenditures or electioneering communications, as those terms are defined by applicable law. In the interest of transparency for our shareholders and other stakeholders, we publicly disclose, and update annually, our corporate political contributions. John Deere did not make any political expenditures out of corporate assets in the 2014 calendar year.

John Deere Political Action Committee
John Deere administers, in compliance with federal and state election laws, the John Deere Political Action Committee (JDPAC), a voluntary, non-partisan group made up of U.S. employees. JDPAC members voluntarily pool their personal financial resources to help elect candidates to federal and state office that understand and support free enterprise and the general business interests of the Company and its employees. Under federal law and Company policy, participation in JDPAC is limited to U.S. administrative and executive-level employees. Except for administration expenses, JDPAC is funded solely by John Deere employees and is not supported by funds from John Deere itself. The Company does not reimburse employees directly or indirectly for political contributions, including contributions to JDPAC.

JDPAC takes no stance on legislative matters and does not engage in lobbying on specific issues. JDPAC contributes to candidates who broadly share the company's pro-business outlook and support of the free enterprise system. It does not seek to influence any particular vote through the giving of contributions. Oversight of JDPAC's contribution activities is exercised by its board of directors, currently consisting of 13 John Deere employees from throughout the Company's various business units.

JDPAC fully discloses all contributions made and received through reports filed with the Federal Election Commission and various state ethics commissions, as required by law. To improve access to information about JDPAC's contributions, John Deere posts an annual report to its website summarizing JDPAC contributions made in the most recent calendar year or election cycle, categorized by state, candidate and amount. To view the annual report for the 2013 - 2014 election cycle, please click here.

Trade Associations
Like most major corporations, John Deere belongs to a number of trade and industry associations and pays regular dues to these groups. We join trade associations in part to join other like-minded companies in engaging in public education and advocacy efforts regarding major issues of common concern to our industries. We do not join trade associations solely for political purposes and we do not expect those associations of which we are a member to make political contributions or to be otherwise engaged in the political campaign process. Although we might not always agree with every position taken by the associations of which we are a member, we believe that engagement on policy issues through groups like these is important to help ensure that our voice is heard. Our participation in trade associations is subject to management approval and oversight. We publicly disclose and update annually a list of those

trade associations to which John Deere pays dues or makes other contributions of $50,000 or more, as well as the portion of such dues or payments that are not deductible under Section 162(e)(1) of the Internal Revenue Code. The list for calendar 2014 may be accessed here.

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